Lance A. Berry
Senior Vice President
Chief Financial Officer
901-867-4607

August 18, 2015

VIA EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
Securities Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Wright Medical Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed April 30, 2015
File No. 1-35823

Dear Mr. James:

This letter sets forth the responses of Wright Medical Group, Inc. to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in the letter dated July 23, 2015 from Martin James to Mr. Robert J. Palmisano, our Chief Executive Officer. We understand that your review and comments are intended to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate the willingness of you and Gary Newberry and Kevin Kuhar to work with us in this regard. For your convenience we have restated your original comments prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2014
Consolidated Statements of Operations, page 68

1.
Please revise future filings to present the basic and diluted per-share amounts for your discontinued operations in accordance with FASB ASC 260-10-45-3. This information may be presented on the face of your Consolidated Statements of Operations or in a note to the financial statements.

Response:

The Company respectfully advises the Staff that we have presented basic and diluted per-share amounts for discontinued operations within the Discontinued Operations footnote to our financial statements in the most recent Form 10-Q filed with the Commission on July 29, 2015.

Notes to Consolidated Financial Statements
Note 19. Commitments and Contingencies
Product Liability, page 101

2.
We note the disclosure on page 102 that in an effort to achieve a comprehensive settlement of your CONSERVE metal-on-metal hip product liability claims, you have “indicated a willingness to contribute up to $30 million,” but that you do not believe the loss is probable. Please describe for us how you have concluded that the loss was not considered probable under paragraphs 25-2 and 25-3 of FASB ASC 450-20 and discuss in additional detail how you have communicated the willingness to contribute amounts to settle the claims.

Response:
The Company communicated its willingness to contribute $30 million to a comprehensive settlement of the Consolidated Metal-on Metal Claims as part of a court approved mediation between and among the Company, its insurers and plaintiff representatives. However, the Company respectfully advises the Staff that due to the number of parties involved, the Company does not believe a multi-party comprehensive settlement is probable at this time.  As such, the Company determined that accrual of the proposed $30 million would not be appropriate because it is presently more likely that individual Metal-on-Metal cases will be litigated and therefore the Company should account for this contingent liability under that circumstance.

As disclosed in our filings, we estimated a reasonably possible range of liability for these Metal-on-Metal cases, before insurance recoveries, averaging from zero to $250,000 per case. Every metal-on-metal hip case involves fundamental issues of science and medicine that often are uncertain, that continue to evolve, and which present contested facts and issues that can differ significantly from case to case, including medical causation, individual patient characteristics, surgery specific factors, and the existence of actual, provable injury. As such, we are unable to reasonably estimate a probable liability for these matters.

The Company has been carefully monitoring the progress of these claims and also has continuously assessed whether the conditions per paragraphs 25-2 and 25-3 of FASB ASC 450-20 are met. The Company’s assessment in evaluating the probability and degree of unfavorable outcome as well as whether the unfavorable outcome can be reasonably estimable incorporates the implementation guidance per paragraphs 55-1 through 55-16 of FASB ASC 450-20. Based on our analysis of such factors, the Company respectively advises the Staff that the criteria within paragraphs 25-2 and 25-3 FASB ASC 450-20-25 are not met and an accrual is not warranted as the loss is not reasonably estimable at this time.

Note 20. Segment Data, page 103

3.	In future filings please disclose the geographic information with respect to long-lived assets required by FASB ASC 280-10-50-41(b).

Response:

The Company respectfully advises the Staff that we have presented geographic information with respect to long-lived assets within the Segment footnote to our financial statements in the most recent Form 10-Q filed with the Commission on July 29, 2015.

Form 10-Q for the Quarterly Period Ended March 31, 2015
Item 1. Financial Statements, page 1

4.
We note significant changes in your stockholders’ equity during the period. To enhance a reader’s understanding of your interim financial statements, in future filings please provide an analysis of changes in each balance sheet caption of stockholders’ equity in a note to your consolidated financial statements or in a separate statement. Refer to FASB ASC 505-10-50-2.

Response:

The Company respectfully advises the Staff that we have added the Changes in Stockholders’ Equity footnote to our financial statements in the most recent Form 10-Q filed with the Commission on July 29, 2015.

Notes to Consolidated Financial Statements
Note 6. Long-Term Debt and Capital Lease Obligations, page 10

5.
Please revise the note in future filings to disclose the specific terms of the 2020 Notes Hedges associated with the 2020 Notes. In particular, please describe the adjustments the Option Counterparties have the discretion to make and which may impact the effectiveness of the 2020 Note Hedges. Refer to FASB ASC 505-10-50-10.

Response:

The Company respectfully advises the Staff that we have added additional disclosure associated with the terms of the 2020 Notes Hedges within the Long-Term Debt and Capital Lease Obligations footnote to the financial statements in the most recent Form 10-Q filed with the Commission on July 29, 2015.

We acknowledge the Staff’s position that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses satisfactorily address your comments. If you have further comments or questions or require any additional information concerning this filing or the matters discussed herein, please contact me at 901-867-4607.

Very truly yours,

Lance A. Berry
Senior Vice President and Chief Financial Officer

cc: Robert J. Palmisano, President and Chief Executive Officer
James A. Lightman, Senior Vice President and General Counsel
Gregory E. Barnes, KPMG LLP